Exhibit 21.1

Subsidiaries of Roxio, Inc.

June 2003

Name	State or Jurisdiction of Incorporation	Name Under Which Business is Conducted
Wild File, Inc.	Delaware	Wild File, Inc.
Roxio International, B.V.	Maastricht, The Netherlands	Roxio International, B.V.
Roxio CI, Ltd	Cayman Islands	Roxio CI, Ltd
Roxio GmbH & Co., KG (formerly CeQuadrat GmbH)	Germany	Roxio GmbH & Co,. KG
Roxio Japan, Inc.	Japan	Roxio Japan, Inc.
Roxio ApS	Denmark	Roxio ApS
CG1Verwaltungsgesellschaft mbH	Germany	CG1Verwaltungsgesellschaft GmbH
Roxio-MGI Holding Co	Delaware	Roxio-MGI Holding Co.
MGI Software Corporation	Canada	MGI Software Corporation
Napster, LLC	Delaware	Napster, LLC